 As filed with the Securities and Exchange Commission on May 6, 2016
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Unclassified Common Stock, $0.01 par value per share
(Title of Class of Securities)

25537M100
(CUSIP Number of Class of Securities)

Joshua J. Widoff, Esq.
Executive Vice President, Secretary and General Counsel
Dividend Capital Diversified Property Fund Inc.
518 Seventeenth Street, 17th Floor
Denver, Colorado 80202
(303) 228-2200
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Robert H. Bergdolt, Esq.
Christopher R. Stambaugh
DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
(919) 786-2000

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee*:
$30,000,000 (a)	$3,021 (b)

(a)	Calculated as the maximum aggregate purchase price to be paid for shares of unclassified common stock.
(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $100.70 per million of the aggregate amount of cash offered by the Company.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:	☐

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by Dividend Capital Diversified Property Fund Inc., a Maryland corporation (the “Company”), to purchase for cash up to 4,103,967 shares of the Company’s unclassified common stock, par value $0.01 per share (the “Shares”), or approximately $30 million of Shares, subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to, but not more than, 2% of the Company’s outstanding Shares (resulting in a commensurate increase in the number of Shares by up to approximately 2.7 million Shares) without amending or extending the offer in accordance with rules promulgated by the Securities and Exchange Commission, at a purchase price of $7.31 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 6, 2016, and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(i) and (a)(ii), respectively. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Items 1 through 11.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(i) and (a)(ii), respectively, is incorporated by reference in answer to Items 1 through 11 of this Tender Offer Statement on Schedule TO.

Item 12. Exhibits.

The Exhibit Index appearing after the signature page hereto is incorporated by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: May 6, 2016	Dividend Capital Diversified Property Fund Inc.

	By:	/s/ M. Kirk Scott
M. Kirk Scott
Chief Financial Officer and Treasurer

EXHIBIT INDEX

(a)(i)*	Offer to Purchase, dated May 6, 2016

(a)(ii)*	Form of Letter of Transmittal (including Instructions to Letter of Transmittal and Odd Lot Certification Form)

(a)(iii)*	Summary Advertisement, dated May 6, 2016

(a)(iv)*	Excerpt of disclosure from Supplement No. 2 to the prospectus for the Company’s ongoing offering of Class A, Class W and Class I shares of common stock

(a)(v)*	Buckslip Provided to Stockholders Requesting Ordinary Redemptions of Class E Shares Under Class E Share Redemption Program

(b)(i)	Amended and Restated Credit and Term Loan Agreement, incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K, filed January 13, 2015

(d)(i)	Form of Subscription Agreement for Class A and Class W Shares, incorporated by reference to Appendix A of the Prospectus included in Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-11 (File No. 333-197767), filed September 4, 2015

(d)(ii)	Form of Subscription Agreement for Class I Shares, incorporated by reference to Appendix A of the Prospectus included in Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-11 (File No. 333-197767), filed September 4, 2015

(d)(iii)	Fourth Amended and Restated Distribution Reinvestment Plan, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed July 12, 2012

(d)(iv)	Second Amended and Restated Class E Share Redemption Program, incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K, filed December 16, 2015

(d)(v)	Second Amended and Restated Class A, W and I Share Redemption Program, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed December 17, 2014

(d)(vi)	Second Amended and Restated Equity Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed June 24, 2015

(d)(vii)	Amended and Restated Secondary Equity Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed June 24, 2015

(d)(viii)	Form of Director Option Agreement, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed April 7, 2006

(d)(ix)	Form of Independent Director Restricted Stock Unit Agreement, incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K, filed March 10, 2014

(d)(x)	Restricted Stock Unit Agreement between the Company and Dividend Capital Total Advisors LLC, dated April 7, 2014, incorporated by reference to Exhibit 10.14 to Post-Effective Amendment No. 8 to the Company’s Registration Statement on Form S-11 (File No. 333-175989), filed April 11, 2014

(d)(xi)	Restricted Stock Unit Agreement between the Company and Dividend Capital Total Advisors LLC, dated February 25, 2015 (relating to 135,359 restricted stock units), incorporated by reference to Exhibit 10.28 to the Company’s Annual Report on Form 10-K, filed March 3, 2015

(d)(xii)	Restricted Stock Unit Agreement between the Company and Dividend Capital Total Advisors LLC, dated February 25, 2015 (relating to 88,788 restricted stock units), incorporated by reference to Exhibit 10.29 to the Company’s Annual Report on Form 10-K, filed March 3, 2015

(d)(xiii)	Form of Restricted Stock Unit Notice with Form of Restricted Stock Unit Agreement between Dividend Capital Total Advisors LLC and its Employee, incorporated by reference to Exhibit (d)(xiii) of the Company’s Tender Offer Statement on Schedule TO, filed July 7, 2015

(d)(xiv)	Form of Restricted Stock Award Agreement, incorporated by reference to Exhibit (d)(xiv) of the Company’s Tender Offer Statement on Schedule TO, filed July 7, 2015

(d)(xv)	Restricted Stock Unit Agreement between the Company and Dividend Capital Total Advisors LLC, dated February 4, 2016, incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K, filed February 5, 2016

(h)	None.

*	Filed herewith.